Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

June 27, 2018

To: People Managers

Leaders –

We are incredibly excited about today’s announcement of Conagra Brands’ agreement to acquire Pinnacle Foods. It’s a testament to our company’s tireless work over the past three years and we are looking forward to our next stage of growth.

Below you will find talking points to guide your conversations with employees related to the acquisition.

Please use these in conjunction with the attached FAQ to speak with your teams and address questions. Many employees will look to you for guidance, and how you respond to this news will shape how they respond. It is more important than ever to stay positive and focused.

The goal of your conversations is to provide clear and consistent messages to all employees and energize them about what is to come.

It is critical that we speak with one voice. Please do not speculate, make assumptions, address rumors, or discuss any details not provided in this document. If you are asked a question that is not covered in the FAQ, please do not speculate or make up an answer. Instead, take note of the question and respond with the following:

“I’m not sure how to answer your question and I don’t want to provide any information that may not be accurate. As more information becomes available I will get back to you.”

Over the next several weeks we will develop our plan for a regular cadence of transaction and integration updates as well as an avenue to take and address employee questions. At that point in time we will share next steps.

Please be sure to read today’s releases and attend tomorrow’s Town Halls. Thank you for your leadership.

Talking points:

•	Over the past three years, we have transformed Conagra into a pure-play, branded food company and established a solid platform for future growth. We believe that once its complete, the acquisition of Pinnacle Foods will enable us to accelerate the next wave of change.

•	M&A has been a part of our strategy over the past three years. We’ve completed several modernizing, bolt-on acquisitions. But we’ve always said that we would be open to a more transformational, synergistic acquisition.

•	The acquisition of Pinnacle will be a transformational synergistic acquisition for Conagra. The addition of Pinnacle’s leading brands in the attractive frozen food and snacks categories, paired with its compelling presence in health and wellness, will create a tremendous opportunity to leverage our proven innovation approach, brand-building capabilities, and strong customer relationships to drive consumption trends throughout the combined portfolio.

•	With greater scale across leading, iconic brands, an unwavering focus on driving innovation and profitable growth, and a strong balance sheet and cash flow, we expect the combination will create a tremendous platform to drive meaningful shareholder value.

•	This is good news for Conagra employees – because of this transaction, you will have the opportunity to be a part of a larger organization with an even stronger, growing portfolio of iconic brands.

•	It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which is expected by the end of calendar 2018. In the meantime, we will move quickly to form an integration team with members from both companies.

•	We are committed to updating employees as additional information becomes available, but it’s important to remember that until the transaction closes, it’s business as usual. We need all employees to remain focused on executing our business plans, making great food and providing top-tier service to our customers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra at its website, www.conagrabrands.com, or by contacting Conagra Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra’s 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.